PRIVACY AND VALUE INC.

Shiriki House Office Community, 3rd Floor Westside Towers

Lower Kabete Road, Westlands Nairobi, Kenya 00100

Email: info@limitlessprojects.com

February 23, 2026

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention:Kathleen Collins

Dear Ms. Collins:

Re:Form 10-K for the year ended July 31, 2025 - File No. 333-256885

Further to your letter dated January 28, 2026 regarding our Form 10-K for the fiscal year ended July 31, 2025, we reply to your comments as follows:

Form 10-K for the year ended July 31, 2025

Report of Independent Registered Public Accounting Firm, page F-1

1.Please amend to provide an audit opinion for the most recent two fiscal years, as presented in your financial statements. In this regard, the current opinion does not opine on the financial statements for the fiscal year ended July 31, 2024. Refer to Item 8-02 of Regulation S-X.

We have amended our Form 10-K to include an audit opinion for both fiscal 2024 and 2025.

Notes to the Audited Financial Statements

Note 3. Summary of Significant Accounting Policies

Recently Adopted and Recently Enacted Accounting Pronouncements, page F-9

2.Please revise to discuss the potential effects of adopting recently issued accounting standards. In this regard, we note your current disclosure addresses accounting standards that were already effective for prior fiscal years from 2018 through 2020, but you state you are still currently evaluating the impact of the guidance. Refer to SAB Topic 11.M.

We have revised Note 3 to our financial statements to discuss the potential effects of adopting recently issued accounting standards. In that regard, we have added the following disclosure:

Recently Adopted and Recently Enacted Accounting Pronouncements

The Company has reviewed all recent accounting pronouncements issued through the date of issuance of these financial statements. It does not believe any will have a material impact on the Company’s current financial results. However, the Company expects that ASU 2025-01 may impact future financial statement presentation and disclosure, as outlined below.

ASU 2025-01 – Expense Disaggregation

Effective for annual periods after December 15, 2026, this update requires tabular disclosure of key expense components. The Company expects increased disclosure but no impact on financial results.”

We have concurrently removed disclosure regarding previous accounting standards that have been in effect for multiple years.

Yours truly,

PRIVACY AND VALUE INC.

Per: /s/ Daniel Okelo

Daniel Okelo, President